SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

i2 Technologies, Inc.
(Name of Issuer)

Common Stock, $0.00025 Par Value
(Title of Class of Securities)

465754208
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [     ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 4,780,038, which constitutes approximately 17.6% of the 27,206,509 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 22,426,471 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           4,780,038 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
            /   /

13.     Percent of Class Represented by Amount in Row (11): 17.6% (3)

14.     Type of Reporting Person: PN
--------------
(1)     Represents shares of Common Stock obtainable upon conversion of 110,658 shares of the 2.5% Series B Convertible Preferred Stock issued by the Issuer (the "Preferred Stock"), at a conversion rate of 43.1965 shares of Common Stock per share of Preferred Stock.
(2)     The shares are held by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC, or its subsidiary R2 Top Hat, Ltd. (collectively, "R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.
(3)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 27,206,509.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 5, 2004, as amended by Amendment No. 1 dated June 8, 2004, as amended by Amendment No. 2 dated June 29, 2005, as amended by Amendment No. 3 dated February 6, 2006, as amended by Amendment No. 4 dated March 2, 2006, as amended by Amendment No. 5 dated August 7, 2006, as amended by Amendment No. 6 dated August 14, 2006, as amended by Amendment No. 7 dated September 13, 2007, as amended by Amendment No. 8 dated September 20, 2007, as amended by Amendment No. 9 dated January 2, 2008, as amended by Amendment No. 10 dated February 6, 2008, as amended by Amendment No. 11 dated February 25, 2008, as amended by Amendment No. 12 dated August 20, 2008 (the "Schedule 13D"), relating to the Common Stock, par value $0.00025 per share (the "Stock"), of i2 Technologies, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

     As previously announced by the Issuer, the Reporting Person (on behalf of R2) has entered into a voting agreement pursuant to which the Reporting Person has agreed to support the merger of the Issuer with a subsidiary of JDA Software Group, Inc.

     A copy of the voting agreement is hereby incorporated by reference and filed as Exhibit 99.7 hereto.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,780,038 shares of the Stock, which constitutes approximately 17.6% of the 27,206,509 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,780,038 shares of the Stock, which constitutes approximately 17.6% of the 27,206,509 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,780,038 shares of the Stock, which constitutes approximately 17.6% of the 27,206,509 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

Amalgamated

Amalgamated has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Controlling Persons

Scepter

Scepter has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

Raynor

Raynor has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

(c)  To the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in shares of the Stock in the past 60 days.

(d)  The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding at the end thereof the following:

     As previously announced by the Issuer, the Reporting Person (on behalf of R2) has entered into a voting agreement pursuant to which the Reporting Person has agreed to support the merger of the Issuer with a subsidiary of JDA Software Group, Inc.

     A copy of the voting agreement is hereby incorporated by reference and filed as Exhibit 99.7 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 -- Preferred Stock Purchase Agreement (previously filed).

Exhibit 99.2 -- Form of Certificate of Designation of 2.5% Series B Convertible Preferred Stock (previously filed).

Exhibit 99.3 -- Form of Registration Rights Agreement (previously filed).

Exhibit 99.4 -- Common Stock Purchase Agreement (previously filed).

Exhibit 99.5 -- Letter to Issuer's Board of Directors dated February 6, 2008 (previously filed).

Exhibit 99.6 -- Voting Agreement for Holder of Series B Preferred Stock dated August 10, 2008 (previously filed).

Exhibit 99.7 -- Voting Agreement for Holder of Series B Preferred Stock dated November 4, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K of JDA Software Group, Inc. filed on November 5, 2009).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: November 6, 2009

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

                                                                       EXHIBIT INDEX

EXHIBIT                   DESCRIPTION

Exhibit 99.1 -- Preferred Stock Purchase Agreement (previously filed).

Exhibit 99.2 -- Form of Certificate of Designation of 2.5% Series B Convertible Preferred Stock (previously filed).

Exhibit 99.3 -- Form of Registration Rights Agreement (previously filed).

Exhibit 99.4 -- Common Stock Purchase Agreement (previously filed).

Exhibit 99.5 -- Letter to Issuer's Board of Directors dated February 6, 2008 (previously filed).

Exhibit 99.6 -- Voting Agreement for Holder of Series B Preferred Stock dated August 10, 2008 (previously filed).

Exhibit 99.7 -- Voting Agreement for Holder of Series B Preferred Stock dated November 4, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K of JDA Software Group, Inc. filed on November 5, 2009).